SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                    GLOBAL TELECOMMUNICATION SOLUTIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37935Y107
                                 --------------
                                 (CUSIP Number)

                                    Copy to:

                                         Stephen A. Cohen, Esq.
Woodland Partners                        Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                         750 Lexington Avenue
Brookville, New York 11545               New York, New York 10022
Telephone (516) 626-3070                 Telephone (212) 735-8600

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 January 2, 1997
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space ___.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                 SCHEDULE 13D
CUSIP No. 37935Y107

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Woodland Partners
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               305,000 shares     5.3%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             553,338 shares     9.3%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        305,000 shares     5.3%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        553,338 shares     9.3%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      858,338 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      13.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 2 of 25 -

                                 SCHEDULE 13D
CUSIP No. 37935Y107

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Barry Rubenstein
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               323,338 shares     5.6%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,535,000 shares   31.9%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        323,338 shares     5.6%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,535,000 shares   31.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,858,338 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      34.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 3 of 25 -

                                 SCHEDULE 13D
CUSIP No. 37935Y107

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Marilyn Rubenstein
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               20,000 shares     0.4%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             838,338 shares   13.6%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        20,000 shares     0.4%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        838,338 shares   13.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      858,338 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      13.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 4 of 25 -

                                 SCHEDULE 13D
CUSIP No. 37935Y107

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Marilyn and Barry Rubenstein Family Foundation
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,000 shares     0.1%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             857,338 shares   13.9%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,000 shares     0.1%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        857,338 shares   13.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      858,338 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      13.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 5 of 25 -

                                 SCHEDULE 13D
CUSIP No. 37935Y107

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Woodland Venture Fund
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               109,000 shares     1.9%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             749,338 shares    12.3%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        109,000 shares     1.9%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        749,338 shares    12.3%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      858,338 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      13.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 6 of 25 -

                                 SCHEDULE 13D
CUSIP No. 37935Y107

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Seneca Ventures
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               100,000 shares     1.8%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             758,338 shares    12.5%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        100,000 shares     1.8%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        758,338 shares    12.5%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      858,338 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      13.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 7 of 25 -

                                 SCHEDULE 13D
CUSIP No. 37935Y107

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Woodland Services Corp.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares             0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             858,338 shares    13.9%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares             0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        858,338 shares    13.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      858,338 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      13.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 8 of 25 -

                                 SCHEDULE 13D
CUSIP No. 37935Y107

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Brian Rubenstein
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares             0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,000 shares       0.2%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares             0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,000 shares         0.2%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 9 of 25 -

                                 SCHEDULE 13D
CUSIP No. 37935Y107

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Wheatley Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,880,000 shares             25.4%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             120,000 shares                2.1%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,880,000 shares             25.4%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        120,000 shares                2.1%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,000,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      26.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 10 of 25 -

                                 SCHEDULE 13D
CUSIP No. 37935Y107

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Wheatley Foreign Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               120,000 shares                2.1%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,880,000 shares             25.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        120,000 shares                2.1%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,880,000 shares             25.4%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,000,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      26.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 11 of 25 -

                                 SCHEDULE 13D
CUSIP No. 37935Y107

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Wheatley Partners, LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares               0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,000,000 shares    26.6%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares               0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,000,000 shares    26.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,000,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      26.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 12 of 25 -

                                 SCHEDULE 13D
CUSIP No. 37935Y107

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Wheatley Management Ltd.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Cayman Islands, B.W.I.
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares               0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,000,000 shares    26.6%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares               0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,000,000 shares    26.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,000,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      26.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 13 of 25 -

                                 SCHEDULE 13D
CUSIP No. 37935Y107

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Irwin Lieber
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               200,000 shares       3.5%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,000,000 shares    26.6%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        200,000 shares       3.5%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,000,000 shares    26.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,200,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      28.5%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 14 of 25 -

                                 SCHEDULE 13D
CUSIP No. 37935Y107

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Barry Fingerhut
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               200,000 shares       3.5%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,000,000 shares    26.6%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        200,000 shares       3.5%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,000,000 shares    26.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,200,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      28.5%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 15 of 25 -

                                 SCHEDULE 13D
CUSIP No. 37935Y107

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Seth Lieber
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares               0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,000,000 shares    26.6%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares               0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,000,000 shares    26.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,000,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      26.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------


                                  - 16 of 25 -

                                 SCHEDULE 13D
CUSIP No. 37935Y107

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Jonathan Lieber
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares               0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,000,000 shares    26.6%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares               0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,000,000 shares    26.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,000,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      26.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------


                                  - 17 of 25 -

                                 SCHEDULE 13D
CUSIP No. 37935Y107

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Matthew A. Smith
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares               0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,000,000 shares    26.6%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares               0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,000,000 shares    26.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,000,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      26.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------


                                  - 18 of 25 -

      This statement, dated January 2, 1997, constitutes Amendment No. 5 to the
Schedule 13D, dated February 1, 1995, regarding the reporting persons ownership of certain securities of Global Telecommunication Solutions, Inc. (the "Issuer").

      The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

      This Amendment No. 5 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting persons. Accordingly, it shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 1. Security and Issuer.

            (e) Option, exercisable as of February 14, 1997, expiring February 14, 2001, entitling the holder thereof to purchase up to an aggregate of 75,000 shares of Common Stock at an exercise price of $3.00 per share, subject to adjustment in certain circumstances (the "1997 Consulting Option").

ITEM 3. Source and Amounts of Funds or Other Consideration.

            On January 2, 1997, the Issuer granted the 1997 Consulting Option to Barry Rubenstein in consideration of the extension of consulting services to be provided by Barry Rubenstein to the Issuer for a two-year period commencing on February 14, 1997. The consulting services are provided pursuant to a Consulting and Non-Competition Agreement between the Issuer and Mr. Rubenstein.

            No funds were used by Mr. Rubenstein in connection with the granting of the 1997 Consulting Option.

ITEM 5. Interests in Securities of the Issuer.

      (a) The following list sets forth the aggregate number and percentage (based on 5,512,801 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1996) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of January 2, 1997:


                                  - 19 of 25 -

                                     Shares of            Percentage of Shares
                                   Common Stock              of Common Stock
Name                            Beneficially Owned(1)      Beneficially Owned(1)
----                            ---------------------      ---------------------

Woodland Partners                   858,338(2)                    13.9%
Barry Rubenstein                  2,858,338(3)                    34.9%
Marilyn Rubenstein                  858,338(4)                    13.9%
The Marilyn and Barry
  Rubenstein Family
  Foundation                        858,338(5)                    13.9%
Woodland Venture Fund               858,338(6)                    13.9%
Seneca Ventures                     858,338(7)                    13.9%
Woodland Services Corp.             858,338(8)                    13.9%
Brian Rubenstein                      1,000(9)                     0.1%
Wheatley Partners, L.P.           2,000,000(10)                   26.6%
Wheatley Foreign Partners, L.P.   2,000,000(11)                   26.6%

--------
(1) Includes shares of Common Stock issuable upon the exercise of the Warrants, the Offering Warrants, the Conversion Warrants, the Option, the 1997 Consulting Option and the Private Placement Warrants and 40,000 shares of Capital Common stock issuable upon the exercise of the Offering Warrants.

(2) Includes 200,000 shares of Common Stock issuable upon the exercise of the Private Placement Warrants and 40,000 shares of Common Stock issuable upon exercise of the Offering Warrants. Woodland Partners disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.

(3) Includes 54,169 shares of Common Stock owned individually by Barry Rubenstein, 40,000 shares of Common Stock held in his IRA Rollover account, 54,169 shares of Common Stock issuable upon the exercise of the Conversion Warrants, 100,000 shares of Common Stock issuable upon the exercise of the Option and 75,000 shares of Common Stock issuable upon the exercise of the 1997 Consulting Option. Mr. Rubenstein disclaims beneficial ownership of the rest of the securities except to the extent of his equity interest therein.

(4) Includes 20,000 shares of Common Stock owned individually by Marilyn Rubenstein. Mrs. Rubenstein disclaims beneficial ownership of the rest of the securities except to the extent of her equity interest therein.

(5) Includes 1,000 shares of Common Stock owned by the Foundation. The Foundation disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.

(6) Includes 100,000 shares of Common Stock issuable upon the exercise of the Private Placement Warrants and 9,000 shares of Common Stock owned by the Fund. The Fund disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.

(7) Includes 100,000 shares of Common Stock issuable upon the exercise of the Private Placement Warrants. Seneca disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.

(8) Services disclaims beneficial ownership of these securities except to the extent of its equity interest therein.

(9)  Consists of 1,000 shares of Common Stock owned by the Foundation.

(10) Includes 1,880,000 shares of Common Stock issuable upon the exercise of the Private Placement Warrants. Wheatley disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.

(11) Includes 120,000 shares of Common Stock issuable upon the exercise of the Private Placement Warrants. Wheatley Foreign disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.


                                  - 20 of 25 -

                                   Shares of              Percentage of Shares
                                 Common Stock                of Common Stock
Name                          Beneficially Owned(1)        Beneficially Owned(1)
----                          ---------------------        ---------------------

Wheatley Partners, LLC          2,000,000(12)                     26.6%
Wheatley Management Ltd.        2,000,000(12)                     26.6%
Irwin Lieber                    2,200,000(12), (13)               28.5%
Barry Fingerhut                 2,200,000(12), (14)               28.5%
Seth Lieber                     2,000,000(12)                     26.6%
Jonathan Lieber                 2,000,000(12)                     26.6%
Matthew A. Smith                2,000,000(12)                     26.6%

---------------------------------------------

            (b) By virtue of being a general partner of Woodland Partners, the Fund and Seneca, a trustee of the Foundation, a member and an officer of Wheatley LLC, and husband of Marilyn Rubenstein, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 2,535,000 shares of Common Stock (including shares issuable upon the exercise of the Private Placement Warrants) representing approximately 31.9% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 323,338 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants, the Option and the 1997 Consulting Option), representing approximately 5.6% of the outstanding Common Stock.

            Marilyn Rubenstein, by virtue of being a general partner of Woodland Partners, a trustee of the Foundation, and wife of Barry Rubenstein, may be deemed to have shared power to vote and to dispose of 838,338 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants, the Conversion Warrants, the Offering Warrants, the Option and the 1997 Consulting Option) representing approximately 13.6% of the outstanding Common Stock. Marilyn Rubenstein has sole power to vote and to dispose of 20,000 shares of Common Stock, representing approximately 0.4% of the outstanding Common Stock.

            Woodland partners has sole power to vote and to dispose of 305,000 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants and the Private Placement Warrants), representing approximately 5.3% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 553,338 shares of Common Stock (which

--------
(12) The reporting person disclaims beneficial ownership of these securities except to the extent of his or its equity interest therein.

(13) Includes 200,000 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Irwin Lieber.

(14) Includes 200,000 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Barry Fingerhut.


                                  - 21 of 25 -
includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants, the Private Placement Warrants, the Option and the 1997 Consulting Option), representing approximately 9.3% of the outstanding Common Stock.

            The Fund has sole power to vote and to dispose of 109,000 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 1.9% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 749,338 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants, the Option and the 1997 Consulting Option), representing approximately 12.3% of the outstanding Common Stock.

            Seneca has sole power to vote and to dispose of 100,000 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 1.8% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 758,338 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants, the Option and the 1997 Consulting Option), representing approximately 12.5% of the outstanding Common Stock.

            The Foundation has sole power to vote and dispose of 1,000 shares of Common Stock, and may be deemed to have shared power to vote and to dispose of 857,338 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants, the Private Placement Warrants, the Option and the 1997 Consulting Option), representing approximately 13.9% of the outstanding Common Stock.

            Services may be deemed to have shared power to vote and to dispose of 858,338 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants, the Private Placement Warrants, the Option and the 1997 Consulting Option), representing approximately 13.8% of the outstanding Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Barry Rubenstein entered into a Stock Option Agreement, dated January 2, 1997, governing the terms of the 1997 Consulting Option.

            Except for the circumstances discussed or referred to in paragraphs
(a) through (j), there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.

ITEM 7. Material to Be Filed as Exhibits

            EXHIBIT A - Barry Rubenstein Stock Option Agreement, dated January 2, 1997.


                                  - 22 of 25 -

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, correct and complete.

Date:    February 7, 1997

                                        WOODLAND PARTNERS


                                        By:  /s/ Barry Rubenstein
                                             -----------------------------------
                                             Barry Rubenstein, a General Partner

                                        SENECA VENTURES


                                        By:  /s/ Barry Rubenstein
                                             -----------------------------------
                                             Barry Rubenstein, a General Partner

                                        WOODLAND VENTURE FUND


                                        By:  /s/ Barry Rubenstein
                                             -----------------------------------
                                             Barry Rubenstein, a General Partner

                                        WOODLAND SERVICES CORP.


                                        By:  /s/ Barry Rubenstein
                                             -----------------------------------
                                             Barry Rubenstein, President

                                        THE MARILYN AND BARRY RUBENSTEIN
                                         FAMILY FOUNDATION


                                        By:  /s/ Barry Rubenstein
                                             -----------------------------------
                                             Barry Rubenstein, a Trustee


                                  - 23 of 25 -

                                        WHEATLEY PARTNERS, L.P.
                                        By: Wheatley Partners LLC, General
                                             Partner


                                        By:  /s/ Barry Rubenstein
                                             -----------------------------------
                                             Barry Rubenstein, Chief Executive
                                              Officer

                                        WHEATLEY FOREIGN PARTNERS, L.P.
                                        By: Wheatley Partners LLC, General
                                             Partner


                                        By:  /s/ Barry Rubenstein
                                             -----------------------------------
                                             Barry Rubenstein, Chief Executive
                                              Officer

                                        WHEATLEY PARTNERS LLC


                                        By:  /s/ Barry Rubenstein
                                             -----------------------------------
                                             Barry Rubenstein, Chief Executive
                                              Officer

                                        WHEATLEY MANAGEMENT LTD.


                                        By:  /s/ Irwin Lieber
                                             -----------------------------------
                                             Irwin Lieber, President

                                             /s/ Barry Rubenstein
                                             -----------------------------------
                                             Barry Rubenstein

                                             /s/ Marilyn Rubenstein
                                             -----------------------------------
                                             Marilyn Rubenstein

                                             /s/ Irwin Lieber
                                             -----------------------------------
                                             Irwin Lieber

                                             /s/ Barry Fingerhut
                                             -----------------------------------
                                             Barry Fingerhut

                                             /s/ Seth Lieber
                                             -----------------------------------
                                             Seth Lieber


                                  - 24 of 25 -

                                             /s/ Jonathan Lieber
                                             -----------------------------------
                                             Jonathan Lieber

                                             /s/ Matthew A. Smith
                                             -----------------------------------
                                             Matthew A. Smith

                                              *
                                             -----------------------------------
                                             Brian Rubenstein

/s/   Barry Rubenstein *
-----------------------------------
 Barry Rubenstein, Attorney-in-Fact


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                  - 25 of 25 -